Delta Air Lines, Inc.
P.O. Box 20574
Atlanta, Georgia 30320-2574

January 30, 2007

Cecilia D. Blye
Chief, Office of Global Security Risk
US Securities and Exchange Commission
11 F Street, NE
Washington DC 20549

Re: Your comment letter regarding
Delta Air Lines Form 10-K for the Fiscal Year ended December 31, 2005
File No, 1-05424; dated December 29, 2006

Dear. Ms. Blye:

This letter confirms my conversation today with James Lopez of the Staff, during which I requested on behalf of Delta Air Lines, Inc. (“Delta”), and to which Mr. Lopez agreed, an extension through February 13, 2007 for Delta to file a response to the above-referenced Staff comment letter. Delta requests additional time to complete a careful analysis of its records in response to the Staff’s comments. As explained to Mr. Lopez, Delta is also engaged at this time in a myriad of other tasks as a result of its Chapter 11 cases.

Thank you for your assistance.

Sincerely,

/s/ Jan M. Davidson

Jan M. Davidson
Assistant General Counsel
Delta Air Lines, Inc.

cc:  James Lopez